Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement Form S-3 and related Prospectus of Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan, Inc. for the registration of $750 million in its shares representing limited liability company interests, i-Units and purchase obligation and to the incorporation by reference therein of our reports dated February 27, 2012, with respect to the consolidated financial statements and schedule of El Paso Corporation, and the effectiveness of internal control over financial reporting of El Paso Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

                                                                                                                /s/ Ernst & Young LLP

Houston, Texas
February 27, 2012